Condensed Consolidated Interim Financial Statements
March 31, 2012
(unaudited)

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Income (Loss)
(unaudited)

		Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	Note	2012	2011

Revenues	3	$55,353	$58,801
Cost of sales	4	(38,231)	(33,575)
Gross profit		17,122	25,226

General and administrative		(5,384)	(6,622)
Exploration and evaluation		(4,319)	(372)
Other operating expenses	5	(16,991)	(727)
		(9,572)	17,505

Finance expenses	6	(4,373)	(4,180)
Finance income	7	3,869	(133)
Earnings (loss) before income taxes		(10,076)	13,192

Income tax recovery (expense)	8	1,732	(7,439)
Net earnings (loss) for the period		$(8,344)	$5,753

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale financial assets, net of tax		(1,135)	4,957
Realized gains on available-for-sale financial assets, net of tax		(205)	-
Total other comprehensive income (loss) for the period		$(1,340)	$4,957

Total comprehensive income (loss) for the period		$(9,684)	$10,710

Earnings (loss) per share
Basic		$(0.04)	$0.03
Diluted		$(0.04)	$0.03

Weighted-average shares outstanding (thousands)
Basic		196,029	188,319
Diluted		199,905	201,951

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(unaudited)

		Three months ended March 31,
(Cdn$ in thousands)	Note	2012	2011

Operating activities
Net earnings (loss) for the period		$(8,344)	$5,753
Adjustments for:
Depreciation		3,863	2,594
Income tax (recovery) expense	8	(1,732)	7,439
Income tax paid		(955)	(24,390)
Share-based compensation		2,202	3,741
Unrealized loss (gain) on derivatives	5	15,484	(3,180)
Finance expenses		1,273	4,913
Finance income		(4,297)	(610)
Other operating activities	16	1,755	4,051
Net change in non-cash working capital	16	42,706	(3,328)
Cash provided by (used for) operating activities		51,955	(3,017)

Investing activities
Purchase of property, plant and equipment		(41,472)	(6,799)
Investment in financial assets		-	(9,082)
Interest received		2,103	610
Proceeds from sale of property, plant and equipment		170	-
Proceeds from financial assets		42,236	-
Other investing activities	16	(280)	(675)
Cash provided by (used for) investing activities		2,757	(15,946)

Financing activities
Repayment of debt		(3,374)	(2,551)
Interest paid		(1,596)	(637)
Common shares issued for cash		507	6,913
Repurchase of common shares	14b	(7,538)	-
Cash (used for) provided by financing activities		(12,001)	3,725

Effect of exchange rate changes on cash and equivalents		(2,196)	(3,498)
Increase (decrease) in cash and equivalents		40,515	(18,736)
Cash and equivalents, beginning of period		277,792	211,793
Cash and equivalents, end of period		$318,307	$193,057

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(unaudited)

		March 31,	December 31,
(Cdn$ in thousands)	Note	2012	2011

ASSETS
Current assets
Cash and equivalents		$318,307	$277,792
Accounts receivable		11,499	39,909
Other financial assets	9	18,748	86,147
Inventories	10	32,510	23,290
Current tax receivable		4,321	7,437
Prepaids		1,745	2,348
		387,130	436,923

Other financial assets	9	109,994	111,641
Property, plant and equipment	11	471,782	440,565
Intangible assets		5,438	5,438
Prepaids		44	165
		$974,388	$994,732

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$59,906	$36,289
Current portion of long-term debt	13	14,640	13,753
Other financial liabilities	12	3,344	10,797
Deferred revenue - royalty obligation		175	175
		78,065	61,014

Long-term debt	13	218,686	218,502
Other financial liabilities	12	43,673	45,980
Provision for environmental rehabilitation		81,300	96,022
Deferred tax liabilities		70,097	76,091
Deferred revenue - royalty obligation		263	306
		492,084	497,915

EQUITY
Share capital	14	375,221	378,393
Contributed surplus		34,930	33,040
Accumulated other comprehensive income (loss) ("AOCI")		(2,738)	(1,398)
Retained earnings		74,891	86,782
		482,304	496,817
		$974,388	$994,732

Commitments and contingencies	15

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(unaudited)

					Retained
		Share	Contributed		earnings
(Cdn$ in thousands)	Note	capital	surplus	AOCI	(deficit)	Total

Balance at January 1, 2011		$365,553	$26,193	$6,249	$62,747	$460,742
Exercise of options		2,259	(905)	–	–	1,354
Shares issued		5,673	–	–	–	5,673
Share-based compensation		–	3,741	–	–	3,741
Total comprehensive income for the period		–	–	4,957	5,753	10,710
Balance at March 31, 2011		$373,485	$29,029	$11,206	$68,500	$482,220

Balance at January 1, 2012		$378,393	$33,040	$(1,398)	$86,782	$496,817
Exercise of options		819	(312)	–	–	507
Share-based compensation		–	2,202	–	–	2,202
Repurchase of common shares	14b	(3,991)	–	–	(3,547)	(7,538)
Total comprehensive income for the period		–	–	(1,340)	(8,344)	(9,684)
Balance at March 31, 2012		$375,221	$34,930	$(2,738)	$74,891	$482,304

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

1.          REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the period ended March 31, 2012 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.          SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the financial statements of the Company as at and for the year ended December 31, 2011 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 8, 2012.

(b) Changes in estimates

During the quarter the Company updated certain cost estimates and other assumptions used in the valuation of the provision for environmental rehabilitation (PER) for new information that was available. In the three-month period ended March 31, 2012, the Company recorded a $15,311 decrease for changes in estimate of the PER. This adjustment was recorded with a corresponding adjustment to property, plant and equipment.

3.          REVENUE

	Three months ended March 31,
	2012	2011
Copper concentrate	$49,241	$52,434
Copper cathode	72	1,423
	49,313	53,857
Molybdenum concentrate	5,290	4,066
Silver contained in copper concentrate	750	878
	$55,353	$58,801

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

4.          COST OF SALES

	Three months ended March 31,
	2012	2011
Direct mining costs	$37,249	$29,631
Depreciation	3,696	2,400
Treatment and refining costs	2,761	2,552
Transportation costs	3,134	2,766
Changes in inventories of finished goods and work in process	(8,609)	(3,774)
	$38,231	$33,575

5.          OTHER OPERATING EXPENSES

	Three months ended March 31,
	2012	2011
Realized loss on copper derivative instruments	$1,689	$4,095
Unrealized loss (gain) on copper derivative instruments	15,484	(3,180)
Loss on sale of property, plant and equipment	73	-
Management fee income	(255)	(188)
	$16,991	$727

6.          FINANCE EXPENSES

	Three months ended March 31,
	2012	2011
Interest expense	$3,777	$955
Accretion on PER	596	249
Foreign exchange loss	-	2,976
	$4,373	$4,180

7.          FINANCE INCOME

	Three months ended March 31,
	2012	2011
Interest income	$1,901	$1,440
Change in fair value of warrants	-	(529)
Gain on sale of marketable securities	235	-
Realized gain (loss) on dual currency deposits	112	(408)
Unrealized income (loss) on dual currency deposits	171	(636)
Foreign exchange gain	1,450	-
	$3,869	$(133)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

8.          INCOME TAX

	Three months ended March 31,
	2012	2011
Current expense	$4,070	$4,090
Deferred expense (recovery)	(5,802)	3,349
	$(1,732)	$7,439

9.          OTHER FINANCIAL ASSETS

	March 31,	December 31,
	2012	2011
Current:
Dual currency deposits > 3-month term	$-	$40,602
Copper put option contracts	6,421	25,407
Marketable securities – available for sale	9,725	11,898
Promissory note	2,552	8,190
Short-term investments	50	50
	$18,748	$86,147
Long-term:
Capped floating rate notes	$20,086	$20,055
Reclamation deposits	24,810	24,962
Promissory note	65,098	66,624
	$109,994	$111,641

10.        INVENTORIES

	March 31,	December 31,
	2012	2011
Work in process	$2,691	$1,154
Finished goods
Copper concentrate	13,518	6,063
Copper cathode	595	179
Molybdenum concentrate	133	244
Materials and supplies	15,573	15,650
	$32,510	$23,290

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

11.        PROPERTY, PLANT & EQUIPMENT

	Mineral	Plant and
	properties[1]	equipment	CIP[3]	Total
Cost
At December 31, 2011	$143,305	$303,672	$50,705	$497,682
Additions	24	14	50,162	50,200
Capitalized interest	-	-	1,082	1,082
Disposals[2]	(15,311)	(380)	-	(15,691)
Transfers between categories[3]	-	10,728	(10,728)	--
At March 31, 2012	$128,018	$314,034	$91,221	$533,273
Accumulated depreciation and impairments
At December 31, 2011	$17,783	$39,334	$-	$57,117
Depreciation	1,095	3,458	-	4,553
Disposals	-	(179)	-	(179)
At March 31, 2012	$18,878	$42,613	$-	$61,491
Carrying amounts
At December 31, 2011	$125,522	$264,338	$50,705	$440,565
At March 31, 2012	$109,140	$271,421	$91,222	$471,782

1 Mineral properties consists of the cost of acquiring and developing mineral properties. Development costs include capitalized stripping costs, capitalized exploration and evaluation costs, capitalized interest, and rehabilitation cost asset.
2. Disposals in mineral properties includes a reduction in the rehabilitation cost asset as a result of changes in estimates during the period.
3. Construction in process (CIP) is transferred to the relevant category of property, plant and equipment once the asset is available for use.

12.        OTHER FINANCIAL LIABILITIES

	March 31,	December 31,
	2012	2011
Current:
Royalty obligations	$2,552	$8,190
Copper call option contracts	792	2,607
	$3,344	$10,797
Long-term:
Royalty obligations	$42,287	$44,594
Income tax obligations	1,386	1,386
	$43,673	$45,980

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

13.        DEBT

	March 31,	December 31,
	2012	2011
Current:
Capital leases	$8,202	$6,925
Secured equipment loans	6,438	6,828
	$14,640	$13,753
Long-term:
Senior notes	$193,773	$197,409
Capital leases	19,582	14,862
Secured equipment loans	5,331	6,231
	$218,686	$218,502

14.        EQUITY

(a) Share capital

The Company’s authorized share capital consists of an unlimited number of common shares with no par value. As at March 31, 2012, there were 194,600,035 common shares issued and outstanding.

(b) Normal course issuer bid

Effective February 3, 2012, the Company commenced a normal course issuer bid for up to 10 million common shares of the Company. All shares will be purchased on the open market through the facilities of the Toronto Stock Exchange at the market price at the time of purchase. The Company’s normal course issuer bid will terminate on February 2, 2013 or earlier if the number of shares sought in the issuer bid has been obtained. The Company reserves the right to terminate the bid earlier at any time. Purchases under the normal course issuer bid are subject to the restricted payment limitations in the Company’s senior notes indenture.

During the three-month period ended March 31, 2012, a total of 2,069,860 common shares have been repurchased for $7,538.

(c) Share-based compensation

During the first quarter of 2012, the Company granted 2,105,000 share options to executives and directors. These options have an exercise price of $2.65, with a term of 5 years and vest in equal amounts over three years. The weighted-average fair value of the share option issues was estimated at $1.60 per share option.

The Company granted 519,000 share options to employees. These options have an weighted-average exercise price of $2.75, with a term of 3 years and vest in equal amounts over three years. The weighted-average fair value of the share option issues was estimated at $1.23 per share option.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

15.        COMMITMENTS AND CONTINGENCIES

(a) Commitments

At March 31, 2012, the capital commitments totaled $37,452 and operating lease commitments totaled $3,836.

(b) Contingencies

The Company has guaranteed 100% of certain debt entered into by the joint venture in which it holds a 75% interest. As at March 31, 2012, this debt totaled $40,927 on a 100% basis. The Company has also guaranteed its share of additional debt totaling $8,858 on 75% basis.

16.        SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31,
	2012	2011
Change in non-cash working capital items
Accounts receivable	$28,206	$5,995
Inventories	(9,220)	(7,395)
Accounts payable and accrued liabilities	23,821	(94)
Other	(101)	(1,834)
	$42,706	$(3,328)
Operating cash flows – other items
Realized loss on copper derivative instruments	$1,689	$4,095
Reclamation expenditures	(7)	(44)
Loss on sale of property, plant and equipment	73	-
	$1,755	$4,051
Investing cash flows – other items
Net cash reinvested in reclamation deposit	$(280)	$(124)
Other	-	(551)
	$(280)	$(675)
Non-cash investing and financing activities
Assets acquired under capital lease	$8,081	$682

17.        FINANCIAL RISK MANAGEMENT

(a) Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, and reporting structures.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

(b) Summary of derivatives and financial assets containing embedded derivatives

			Term to
	Notional amount	Strike price[1]	maturity	Fair value
At March 31, 2012
Commodity contracts
Copper put option contracts	51.6 million lbs	US$3.50	Q2-Q4 2012	$6,421
Copper call option contracts	51.6 million lbs	US$5.02 to 5.12	Q2-Q4 2012	$(792)
Dual currency deposits
USD/CAD (2.92% to 4%)	US$90 million	1.000 to 1.0235	< 3 months	$89,682
Capped floating rate notes
3-month BA rate + 25 bps	C$10 million	5.00%	Q4 2013	$10,034
3-month BA rate + 45 bps	C$10 million	5.50%	Q4 2014	$10,052
Share purchase warrants
Publicly-traded company	1 million shares	$1.20	Q2 2012	-

1. For the floating rate notes, this value represents the cap level for the coupon rate.

18.        RELATED PARTIES

	Transaction value for three		Due to (from) related parties
	months ended March 31,		as at March 31,
	2012	2011	2012	2011
Hunter Dickinson Services Inc.:
General and administrative expenses	$391	$495
Exploration and evaluation expenses	155	158
Prepaid rent	-	995
	$546	$1,648	$89	$157
Gibraltar joint venture:
Other operating income	$255	$188
Reimburseable compensation expenses	33	42
	$288	$230	$(37)	$1,680

Hunter Dickinson Services Inc. (HDSI) employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays compensation expenses for certain individuals providing services to the Gibraltar joint venture and invoices the joint venture for these expenses.